FORM 12b-25
                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                         NOTIFICATION OF LATE FILING

                                 (Check One)

 X  Form 10-K        Form 11-K       Form 20F       Form 10-Q       Form N-SAR

            For Period Ended:   Fiscal Year Ended February 1, 1997
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Read Instructions (on back page) before preparing form.  Please print or type nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________
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Part I - Registrant Information
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Full Name of Registrant                       Sun City Industries, Inc.

Former Name if Applicable
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Address of Principal Executive
Office (Street and Number)                 5545 N.W. 35th Avenue
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City, State and Zip Code                    Fort Lauderdale, FL  33309
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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X    (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
10-Q, or N-SAR or the portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to finalize the consolidated financial statements to be included on Form 10-K without unreasonable effort or expense due to the additional efforts required to finalize the accounting required under FASB121, for the carrying values of Goodwill for one of its entities.
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Part IV - Other Information
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(1)  Name and telephone number of person to contact in regard to this notification

  Malvin Avchen, CEO               954                        730-3333
        (Name)                  (Area Code)               (Telephone Number)
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during
     the preceding 12 months (or for such shorter period         X Yes  __ No
     that the registrant was required to file such reports) been filed?
     If answer  is no, identify report(s).
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?    X Yes  __ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                        See Exhibit A attached hereto.
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                          SUN CITY INDUSTRIES, INC.
                 (Name or Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     April 30, 1997                             By:
                                                           Malvin Avchen, CEO

Instruction: The Form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             Attention
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                             General Instructions
1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

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                         General Instructions (Con't)
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3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-24 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.
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                                 Exhibit A

     It is anticipated that the net loss incurred for the fiscal year and fourth quarter ended February 1, 1997 will be significantly below the losses reported for the corresponding periods a year ago.